UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 5, 2007

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒        Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐        No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A. Fiscal Year 2007

• Euro Disney S.C.A. announces its intention to eliminate its registration as a foreign private issuer in the United States, based on recent SEC regulations

(Marne-la-Vallée, June 5, 2007) Euro Disney S.C.A., parent company of Euro Disney Associés S.C.A., operator of Disneyland Resort Paris, (“the Company”) announced that it will file today a notice to terminate its registration (“de-register”) as a foreign private issuer with the Securities and Exchange Commission (“SEC”) in the United States. This action is expected to result in a termination of the Company’s reporting obligations under section 13(a) of the United States Securities Exchange Act of 1934.

The SEC recently issued amendments to the rules that govern when a foreign private issuer may de-register a class of equity securities and eliminate the corresponding duty to file reports with the SEC. Under the amended rules, which became effective on June 4, 2007, foreign private issuers may de-register a class of securities if, for a recent 12 month period, the average daily trading volume of that class of securities in the United States is less than 5-percent of the global average daily trading volume for that class. The average daily trading volume of the Company’s ordinary shares in the United States for a recent 12 month period currently represents less than 1% of the global average daily trading volume.

Given the above rule amendments together with the low trading volume of the Company’s shares in the United States relative to that on the Euronext (Paris), the Company’s primary trading market, the Company believes that maintaining its registration as a foreign private issuer with the SEC and the associated administrative costs are no longer justified. The termination of registration in the United States will affect neither the Company’s listing of ordinary shares on Euronext (Paris) nor the quality of communication and disclosure it provides for its shareholders pursuant to the Euronext (Paris) listing requirements and the reporting and disclosure rules of the Autorité des Marchés Financiers. The Company will also continue to maintain the internal control environment and standards of corporate governance required by the Loi de Sécurité Financière and other applicable market regulations.

Upon filing of this notice with the SEC, all of the Company’s reporting obligations with the SEC are suspended. The SEC will have 90 days to object to the filing, otherwise the Company’s notice will be considered approved.

Press Contact Pieter Boterman Tel: +331 64 74 59 50 Fax: +331 64 74 59 69 e-mail : pieter.boterman@disney.com	Investor Relations Olivier Lambert Tel: +331 64 74 58 55 Fax: +331 64 74 56 36 e-mail : olivier.lambert@disney.com

Corporate Communication Jeff Archambault Tel: +331 64 74 59 50 Fax: +331 64 74 59 69 e-mail : jeff.archambault@disney.com

Additional Financial Information can be found on the internet at www.eurodisney.com

Code ISIN: FR0000125874 Code Reuters: EDL.PA Code Bloomberg: EDL FP

The Group operates Disneyland® Resort Paris which includes: Disneyland® Park, Walt Disney Studios® Park, seven themed hotels with approximately 5,800 rooms (excluding approximately 2,400 additional third-party rooms located on the site), two convention centers, Disney® Village, a dining, shopping and entertainment centre, and a 27-hole golf facility. The Group’s operating activities also include the development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land. Euro Disney S.C.A.’s shares are listed and traded on Euronext Paris.

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from those expressed or implied. Such differences may result from actions taken by the Group, as well as from developments beyond the Group’s control, including changes in political or economic conditions. Other factors that may affect results are identified in the Group’s documents filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gérant) Euro Disney S.A.S.

Date: June 5, 2007

	By:	/s/ IGNACE LAHOUD
	Name:	Ignace Lahoud
	Title:	Senior Vice President - Chief Financial Officer